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                            July 16, 2021

       Andriy Mykhaylovskyy
       Chief Financial Officer
       Fifth Wall Acquisition Corp. I
       6060 Center Drive, 10th Floor
       Los Angeles, California 90045

                                                        Re: Fifth Wall
Acquisition Corp. I
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed July 1, 2021
                                                            File No. 333-256144

       Dear Mr. Mykhaylovskyy:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 11, 2021 letter.

       Amendment No. 1 to Form S-4 filed on July 1, 2021

       Unaudited Pro Forma Condensed Combined Financial Information
       Note 2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
       Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 71

   1.                                                   We note that adjustment
(3) represents $50 million in preliminary estimated direct and incremental transaction
costs incurred by FWAA and SmartRent related to the Business
                                                        Combination for
underwriting/banking, legal, accounting and other fees for both the no redemption scenario and
maximum redemption scenario. We further note that the costs
                                                        are reflected in the
unaudited pro forma condensed combined balance sheet as a reduction to the Post-Combination
Company's additional paid-in capital and are assumed to be cash settled. Please explain
why this adjustment is being excluded from the pro forma
 Andriy Mykhaylovskyy
Fifth Wall Acquisition Corp. I
July 16, 2021
Page 2
         condensed combined statements of operations. We refer you to Article 11-02 (a)(6)(i)(B)
         of Regulation S-X.
SmartRent's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Critical Accounting Policies and Estimates
SmartRent Common Stock Valuations, page 163

2. We are continuing to evaluate your response to prior comment 15 and may have additional comments.
Security Ownership of Certain Beneficial Owners and Management of SmartRent, page 165

3. We note your response to prior comment 16. Please revise your disclosure to identify the members of the groups of natural persons involved in voting or investment decisions with respect to securities held by entities affiliated with Spark Capital Partners, LLC and clarify that no individual member exercises voting or dispositive control over the company's shares.
Material U.S. Federal Income Tax Considerations, page 231

4. We note your response to prior comment 19. If you do not commit to obtaining a tax opinion that the merger will qualify as a "reorganization" under
Section 368(a) of the Tax
         Code, and therefore tax-free to a U.S. holder, revise your disclosure here and elsewhere to include a statement that it is uncertain whether the domestication will qualify as a tax-free reorganization and describe the potential consequences to shareholders, including a summary of the tax consequences if the merger fails to qualify as a 368(a)(1)(F)
         reorganization. See Item 601(b)(8) of Regulation S-K and, for further guidance, Staff
         Legal Bulletin No. 19 (October 14, 2011).
Note 2. Significant Accounting Policies
Cost of Revenue, page F-44

5. We note your response to prior comment 24. Please clarify the nature of the indirect costs. Consider adding disclosure to your hardware cost of revenue discussion on page
       154 to discuss why you reported negative gross profit for hardware sales during the year ending December 31, 2020. Indicate whether this outcome relates to unusual events that
FirstName LastNameAndriy Mykhaylovskyy
       occurred during that reporting period or is due to a particular quarter that might recur. In
Comapany    NameFifth
       addition, please Wall Acquisition
                        consider          Corp. I
                                 similar disclosures for your negative gross
profit for the
July 16,professional
         2021 Page 2services offering.
FirstName LastName
 Andriy Mykhaylovskyy
FirstName  LastNameAndriy
Fifth Wall Acquisition Corp. Mykhaylovskyy
                             I
Comapany
July       NameFifth Wall Acquisition Corp. I
     16, 2021
July 16,
Page  3 2021 Page 3
FirstName LastName
       You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff
Attorney, at (202) 551-4969 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Eduardo Gallardo, Esq.